WOODSIDE
AUSTRALIAN ENERGY

02 DEC 18 AM 11:21

3 December 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

02060634

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to WA-191-P (Exeter-3), lodged with the Australian Stock Exchange on 3 December 2002;
- Stock Exchange Release in relation to WA-271-P (Laverda-2), lodged with the Australian Stock Exchange on 3 December 2002.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Administration Officer

dlw 12/23

82.2280

3 December 2002

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-191-P
Exeter-3

Woodside Petroleum Ltd., a participant in the WA-191-P Joint Venture, reports that the Exeter-3 exploration well located in the Carnarvon Basin off the North West Shelf was drilling ahead in 8½ inch hole at a depth of 3943 metres on 3 December 2002.

Since the last report, the 8½ inch hole was drilled from 3325 metres to the current depth.

The Sedco 703 drilling rig is drilling the well. The well location is approximately 1.5 kilometres south of the Exeter-1 oil discovery well. Water depth at the location is 141 metres and the planned total depth is 4076 metres.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-191-P is 8.20%. Other participants are Santos Ltd. (33.40% - Operator), Kufpec Australia Pty. Ltd. (33.40%) and Nippon Oil Exploration (Dampier) Pty. Ltd. (25.00%).

ANTHONY NIARDNE
Asst. Company Secretary

82 · 2280

3 December 2002

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-271-P
Laverda-2

Woodside Petroleum Ltd., Operator of the Permit WA-271-P, reports that the Laverda-2 appraisal well located in the Exmouth Sub-Basin was spudded on 30 November 2002. On 3 December 2002 the operation was preparing to cement $13^3/_8$ inch casing. The current depth is 1272 metres.

The Atwood Falcon drill rig is drilling the well. The location is approximately 30 kilometres west of the Macedon/Pyrenees field. Water depth at the location is 808 metres. Planned total depth is 2302 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside's interest in WA-271-P is 100%.

ANTHONY NIARDONE
Asst. Company Secretary